
Mail Stop 3628

May 12, 2009

Via Facsimile and U.S. Mail

Mr. Vincent L. Sadusky
President and Chief Executive Officer
LIN TV Corp.
Four Richmond Square, Suite 200
Providence, Rhode Island 02906

**RE: LIN TV Corp.
          Schedule TO-I, as amended
          Filed May 4, 2009 and May 8, 2009
          File No. 5-78263**

Dear Mr. Sadusky:

        We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Exhibit 99.A(1)(A): Offer to Exchange
Determination of Validity; Rejection of Options; Waiver of Defects; No Obligations to Give Notice of Defects, page 10

1.   We note your disclosure indicating that your determination of certain events will be "final and binding on all parties." Revise to disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In

addition, please disclose that security holders may challenge your determinations, and make corresponding revisions to other sections of the offer document where you provide similar disclosure.

Conditions of This Offer, page 12

2.   A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, amend your conditions to avoid the term "threatened," as it is unclear how a "threatened" event can be objectively determined.

3.   We note your disclosure in the last full paragraph of this section where you provide that your "failure to exercise any of these rights is not a waiver of any of these rights, and the waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances." This language appears to imply that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders. In that regard, please confirm your understanding to us that if an offer condition is triggered, you will notify shareholders whether or not you have waived an offer condition.

Summary Financial Information, page 16

4.   The summarized financial information presented in accordance with Item 1010(c) of Regulation M-A is required for all of the periods specified in Item 1010(a). It does not appear you have presented all of the information required by Item 1-02(bb)(1) of Regulation S-X for all of the applicable periods. Please revise your disclosure accordingly. In addition, please present the book value per share information as required by Item 1010(c)(5) as well the ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K as required by Item 1010(c)(4). For additional guidance, please review interpretation I.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.sec.gov.

Miscellaneous, page 23

5.   We note your disclosure in this section stating that the "Exchange Offer is not available in jurisdictions outside the United States." Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957.

Please advise us as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8), or revise your disclosure throughout to be consistent with that rule.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

Via Facsimile (202) 662-6291
cc: David H. Engvall, Esq.
        Covington & Burling LLP